Exhibit 99.9
Form of Advertisement

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2009

(in Rs. crore, except per share data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2009	2008	2009
Income from software services, products and business process management	5,472	4,854	21,693
Software development and business process management expenses	2,915	2,754	11,765
Gross profit	2,557	2,100	9,928
Selling and marketing expenses	261	257	1,104
General and administration expenses	428	364	1,629
Operating profit before depreciation and minority interest	1,868	1,479	7,195
Depreciation	222	169	761
Operating profit before tax and minority interest	1,646	1,310	6,434
Other income, net	269	117	473
Net profit before tax and minority interest	1,915	1,427	6,907
Provision for taxation	388	125	919
Net profit after tax and before minority interest	1,527	1,302	5,988
Minority interest	–	–	–
Net profit after tax and minority interest	1,527	1,302	5,988
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	287	286	286
Reserves and surplus	19,550	14,863	17,968
Earnings per share (par value Rs. 5/- each)
Basic	26.66	22.75	104.60
Diluted	26.63	22.70	104.43
Dividend per share (par value Rs. 5/- each) (Refer to Note 5)
Interim dividend	–	–	10.00
Final dividend	–	–	13.50
Total dividend	–	–	23.50
Total dividend percentage	–	–	470.00
Total Public Shareholding#
Number of shares	37,38,41,312	36,82,98,570	36,87,57,435
Percentage of shareholding	65.24	64.35	64.37
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares*	–	16,000	16,000
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	0.02	0.02
Percentage of shares (as a % of the total share capital of the company)	–	–	–
Non-encumbered
Number of shares	9,44,84,978	9,44,68,978	9,44,68,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	99.98	99.98
Percentage of shares (as a % of the total share capital of the company)	16.49	16.49	16.49
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).
* Pledge released on April 13, 2009
Note: The audited results of Infosys Technologies Limited for the quarter ended June 30, 2009 is available on our website www.infosys.com

Other information:

(in Rs. crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2009	2008	2009
Staff costs	2,878	2,633	11,405
Items exceeding 10% of aggregate expenditure	–	–	–
Details of other income:
Interest on deposits with banks and others	226	193	871
Dividend on investments in liquid mutual funds	10	2	5
Miscellaneous income, net	2	2	36
Gains / (losses) on foreign currency	31	(80)	(439)
Total	269	117	473

Notes:

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on July 10, 2009. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India.

2.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended June 30, 2009.
	Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
	Dividend / Annual report related	–	114	114	–
3.	During the quarter ended June 30, 2009 and year ended March 31, 2009, the Company made additional investments of US$ 10 million (Rs. 50 crore) and US$ 5 million (Rs. 22 crore) in Infosys Consulting, which is a wholly owned subsidiary. As of June 30, 2009, the Company has invested an aggregate of US$ 55 million (Rs. 243 crore) in the subsidiary.
4.	On May 2, 2009 the Board of Directors co-opted Mr. K V Kamath as an Additional Director. His appointment as Director, liable to retire by rotation, was approved by the shareholders at the 28th Annual General Meeting held in Bangalore on June 20, 2009.
5.	The final dividend of Rs. 13.50 per share (270% on an equity share of par value of Rs. 5/- each) for fiscal 2009 was approved by the shareholders at the Annual General Meeting of the company held on June 20, 2009 and the same was paid subsequently.
6.	Mr. Nandan M Nilekani has been appointed the Chairperson of Unique Identification Authority of India and consequent to that has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys effective July 9, 2009.

Segment reporting (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended June 30,		Year ended March 31,
	2009	2008	2009
Revenue by industry segment
Financial services	1,807	1,674	7,358
Manufacturing	1,121	894	4,289
Telecom	922	959	3,906
Retail	723	590	2,728
Others	899	737	3,412
Total	5,472	4,854	21,693
Less: Inter-segment revenue	–	–	–
Net revenue from operations	5,472	4,854	21,693
Segment profit before tax, depreciation and minority interest:
Financial services	599	481	2,374
Manufacturing	350	246	1,326
Telecom	367	351	1,442
Retail	240	174	888
Others	312	227	1,165
Total	1.868	1,479	7,195
Less: Other un-allocable expenditure	222	169	761
(excluding un-allocable income)
Operating profit before tax and minority interest	1,646	1,310	6,434

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitutes the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
July 10, 2009	Chief Operating Officer	Chief Executive Officer
	and Director	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter ended June 30, 2009, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended June 30,		Year ended March 31,
	2009	2008	2009
Revenues	1,122	1,155	4,663
Cost of sales	643	697	2,699
Gross profit	479	458	1,964
Net income	313	308	1,281
Earnings per American Depositary Share (ADS)
Basic	0.55	0.54	2.25
Diluted	0.55	0.54	2.25
Total assets	4,825	4,157	4,376
Cash and cash equivalents	2,270	1,722	2,167
Available-for-sale financial assets	240	35	–

The reconciliation of net income as per Indian GAAP and IFRS is as follows:

(in US$ million)
Particulars	Quarter ended June 30,		Year ended March 31,
	2009	2008	2009
Consolidated net profit as per Indian GAAP	313	308	1,284
Amortization of intangible assets	–	–	(2)
Share-based compensation (IFRS 2)	–	–	(1)
Consolidated net income as per IFRS	313	308	1,281

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings including on account of currency fluctuations, our ability to sustain our previous levels of profitability, our ability to manage growth, intense competition in information technology, business process outsourcing and consulting services including those factors which may affect our cost advantage, client concentration, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we have made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, economic slowdowns or adverse economic conditions in the markets for our services and general economic conditions affecting our industry . Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and our other recent filings. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.